July 1, 2009

By EDGAR, Overnight Delivery and Facsimile

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.
Registration Statement on Form S-3 (File No. 333-160061)

Dear Mr. Riedler:

On behalf of Abraxis BioScience, Inc. (the “Company”), we are transmitting for filing a copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-1600061) (the “Registration Statement”), marked to show changes from the Registration Statement that was filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 18, 2009.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated June 26, 2009. The relevant text of the Staff’s comment has been included in this letter.

Selling Stockholders, page 28

Comment 1: We note that you state that information about the selling stockholders “will be set forth in an applicable prospectus supplement, documents incorporated by reference or in a free writing prospectus we filed with the SEC.” As the selling stockholders appear to be known, please amend your registration statement to include the known information required by Regulation S-K Item 507 in a pre-effective amendment.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the Amendment as requested.

Jeffrey P. Riedler

July 1, 2009

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7431.

Very truly yours,

/s/Charles C. Kim
Charles C. Kim
General Counsel

cc:	Nandini Acharya — Securities and Exchange Commission
Patrick Soon-Shiong, M.D. — Abraxis BioScience, Inc.
Leon (Lonnie) O. Moulder — Abraxis BioScience, Inc.